ALANA L. GRIFFIN

Deputy General Counsel

Assistant Secretary

(706) 644-2485

alanagriffin@synovus.com

May 19, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: Jonathan E. Gottlieb

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Synovus Financial Corp.
Form 10-K for the year ended December 31, 2009, filed March 1, 2010
Amendment Number One to Form 10-K for the year ended December 31, 2009, filed
April 26, 2010
Schedule 14A, filed March 12, 2010
Amendment to Schedule 14A, filed March 12, 2010
Amendment to Schedule 14A, filed April 1, 2010

Ladies and Gentlemen:

Synovus Financial Corp. acknowledges receipt on May 18, 2010 of the Staff’s letter dated May 17, 2010 (“May 17 Comment Letter”) containing comments on the above-captioned filings. The May 17 Comment Letter requests a response within 10 business days. Synovus respectfully requests additional time to complete its response to the May 17 Comment Letter. Synovus presently is working towards the anticipated completion of its previously announced consolidation of 28 of its subsidiary banks, with the final closing of the consolidation expected to occur on June 1, 2010. Completion of the charter consolidation will require substantial time and resources from the Synovus employees who will also be involved in developing the responses and related revised disclosures to the May 17 Comment Letter. In addition, Synovus will have limited (if any) access to at least one key executive directly involved in the response process during the first two weeks of June due to previously scheduled commitments. To ensure that the responses to the May 17 Comment Letter reflect the input of all necessary Synovus personnel, we respectfully request an extension of the response period to June 15, 2010.

Please call me at 706-644-2485 with any questions regarding this request.

Very truly yours,

Alana L. Griffin

ALG

cc:	Richard E. Anthony
Thomas J. Prescott
Samuel F. Hatcher